UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2024

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______

Commission File Number: 001-34190

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HOME BANCORP, INC. 503 Kaliste Saloom Road Lafayette, Louisiana 70508

HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	13
Signatures	14
Exhibits:
Exhibit 23.1 - Consent of Wipfli LLP
1

7000 Central Parkway NE Suite 1000 Atlanta, GA 30328	404 588 4200 wipfli.com

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants
Home Bank, N.A. Profit Sharing and 401(K) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Home Bank, N.A. Profit Sharing and 401(K) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan's auditor since 2014.

June 23, 2025
Atlanta, Georgia

HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments, at fair value	$51,736,418	$42,833,810
Investments, at contract value	2,899,141	2,881,039
Notes receivable from participants	1,182,710	1,140,327

Liabilities
Prefunded contributions	166,045	—

Net assets available for benefits	$55,652,224	$46,855,176

The accompanying notes are an integral part of these financial statements.

HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024
Additions:
Contributions:
Employer	$1,626,249
Participants	2,946,111
Rollover	252,189
Total contributions	4,824,549

Investment income
Interest income on notes receivable from participants	80,906
Dividends	793,941
Net appreciation in fair value of investments	5,626,750
Total investment income	6,501,597
Total additions	11,326,146

Deductions:
Benefits paid to participants	2,402,352
Administrative expenses	150,122
Total deductions	2,552,474

Net increase in net assets before transfers	8,773,672
Transfer of assets from other plans	23,376
Net increase in net assets available for benefits	8,797,048

Net assets available for benefits:
Beginning of year	46,855,176
End of year	$55,652,224

The accompanying notes are an integral part of these financial statements.

HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements

1.Plan Description

General

The following description of the Home Bank, N. A. Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees who are at least 21 years old and who have three months of service with Home Bank, N. A. (the “Bank” or "Employer"), the sponsor of the Plan and wholly-owned subsidiary of Home Bancorp, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, up to 75% of their compensation, as defined in the Plan document, subject to certain limitations. Participants are also allowed to make rollover contributions from other qualified plans. The Plan provides for automatic enrollment contributions for eligible participants of 6% of their compensation, unless the eligible employee affirmatively elects otherwise. The deferral percentage is increased annually by 1% limited to 8% unless the eligible participant affirmatively elects otherwise.

The Bank may make a discretionary profit sharing contribution as determined each year. No profit sharing contributions were made for the year ended December 31, 2024. Effective January 1, 2017, the Plan was amended to make safe harbor matching contributions equal to 100% of employee deferral contributions that are not over 4% of compensation, plus 50% of the employee deferral contributions that are over 4% of compensation but are not over 6% of compensation. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s safe harbor matching contribution.

Vesting

Participants are immediately vested in their elective deferral and rollover contributions plus actual earnings thereon. Vesting in the employer’s safe harbor matching contributions is based on years of continuous service. A participant is 100% vested in safe harbor matching contributions after two years of credited service. Vesting in the employer’s matching, other than safe harbor matching contributions, and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	- %
2 years	20
3 years	40
4 years	60
5 years	80
6 or more years	100

On the occurrence of death, disability, retirement or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Payment of Benefits

Participants may elect to receive their account value in the form of an annuity, a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate employment or because of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. In accordance with the Plan provisions, hardship withdrawals and certain in-service distributions may be made by the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s safe harbor matching contributions and allocations of the Plan’s investment income or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

At December 31, 2024 and 2023, the Plan had forfeited nonvested accounts of $4,741 and $1,847, respectively. In 2024, administrative expenses of $25,435 were paid from forfeited nonvested accounts.

Notes Receivable from Participants

Participants may borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years, but may extend up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account. The outstanding loan balances carried an interest rate of 7.00% for both 2024 and 2023. Principal and interest are paid ratably through bi-weekly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees may direct contributions to various investment options, including mutual funds, pooled separate accounts and a common stock fund for Home Bancorp, Inc. The Home Bancorp, Inc. Stock Fund holds common stock of Home Bancorp, Inc. and uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Home Bancorp, Inc. common stock. Participants have the ability to change investment elections and transfer funds among the various fund options on a daily basis.

2.Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting and all assets of the Plan are participant directed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in registered investment companies, common stock and pooled separate accounts are stated at fair value. See Note 5 for a discussion of fair value measurements. The Plan's guaranteed investment contract is reported at contract value. See Note 3 for a discussion of the investments reported at contract value.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Interest on notes receivable from participants is accrued as earned using the interest method over the life of the note.

Administrative Expenses

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participant funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. All other administrative expenses of the Plan are paid by the Bank.

Payment of Benefits

Benefits are recorded when paid.

Prefunded Contributions

Prefunded contributions are contributions received in advance for the subsequent plan year. Prefunded contributions at December 31, 2024 and 2023 were approximately $166,000 and $0, respectively. Prefunded contributions are not included in the employer and participants contributions on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024.

3.Fixed Income Guaranteed Option

As of December 31, 2024 and 2023, the Plan invests in a fully-benefit responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company, a general-asset backed group annuity contract. The Plan’s portion of the net assets available for benefits attributable to the GIC is reported at contract value. Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, which approximates fair value.

The issuer of the GIC maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. No redemption fees, early withdrawal charges, or market value adjustments are charged on participant transfers of assets into or out of the contract. There are no events in which the issuer can terminate the GIC with the Plan and settle at an amount different from contract value. However, a 5% surrender charge may apply in the event the Plan liquidates or transfers its interest in the GIC.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) changes to the Plan’s policy on transfers to competing investment options or the related equity wash provision and (2) termination of the Plan’s interest in the GIC by the Plan’s administrator. The Plan Administrator does not believe that the occurrence of any such event is probable.

For the years ended December 31, 2024 and 2023, the average yield of the Principal Fixed Income Guaranteed Option Contract was approximately 1.52% and 1.72%, respectively, based on actual interest earnings credited to participants.

4.Investments that Calculate Net Asset Value ("NAV")

The Plan's investments in pooled separate accounts are valued at NAV of the shares held at year-end. NAV is derived from the quoted market prices of the underlying securities and short-term cash investments. These investment options are available through a group annuity contract with the Principal

Life Insurance Company. Principal Life Insurance Company reserves the right to defer payments or transfers from Principal Life Separate Accounts as described in the group annuity contracts providing access to the Separate Accounts or as required by applicable law. Such deferment will be based on factors that may include situations such as: unstable or disorderly financial markets; investment conditions which do not allow for orderly investment transactions; or investment, liquidity, and other risks. If a participant elects to allocate funds to a pooled separate account, the participant may not be able to immediately withdraw the funds.

Pooled separate account investments allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of this investment, including non-scheduled rebalancing activity. Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.

5.Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.

•Registered investment companies: Valued based on quoted prices in an active market that represent the net asset value of shares held by the Plan at year end.

•Affiliated stock: The Home Bancorp Inc. Stock Fund is an account comprised of common stock of Home Bancorp, Inc. and short-term cash investments. The fund is valued based on the closing price of Home Bancorp, Inc.'s common stock quoted on the active market and the fair value of short-term cash investments.

•Pooled separate accounts: Valued at NAV of shares held by the Plan at year-end, provided by the administrator of the fund. NAV of pooled separate accounts are the basis for current transactions and available via investor online reporting.

Based on management's interpretation of the guidance under ASC 820, investments measured at net asset value (i.e. pooled separate accounts) are now classified in the fair value hierarchy because these investments are considered to have readily determinable fair value. The NAV of pooled separate accounts are considered determinable and published to current and prospective investors and are the basis for current transactions. There have been no changes in the inputs or valuation methodologies used to calculated the NAV of the assets.

The Plan’s investments, excluding the guaranteed investment contract, are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of the date indicated:

	Value at December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$31,366,213	$31,366,213	$—	$—
Affiliated stock	9,414,423	9,414,423	—	—
Pooled separate accounts	10,955,782	10,955,782	—	—
Total	$51,736,418	$51,736,418	$—	$—

	Value at December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$22,776,175	$22,776,175	$—	$—
Affiliated stock	9,004,977	9,004,977	—	—
Pooled separate accounts	11,052,658	11,052,658	—	—
Total	$42,833,810	$42,833,810	$—	$—

6.Risks and Uncertainties

The Plan provides for various investments in registered investment companies, pooled separate accounts, a guaranteed investment contract and common stock of Home Bancorp, Inc. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such change could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for benefits for future periods.

7.Related Party and Party-in-Interest Transactions

The Plan invests in Home Bancorp, Inc. common stock, the parent company of the plan sponsor; these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services are paid to the trustee, and other fees related to the Plan's operations are paid by the Plan sponsor.

Certain Plan investments are held in pooled separate accounts and a guaranteed investment contract managed by Principal Life Insurance Company. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

Cost for services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $150,122 for the year ended December 31, 2024.
The above party-in-interest transactions, as well as, notes receivable from participants, are not considered prohibited transactions by statutory exemptions under ERISA regulations.

8.Tax Status

The Internal Revenue Service has determined and informed the Bank by a determination letter dated March 17, 2017, that the Plan, as designed, was in accordance with applicable sections of the IRC. Though the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believe that the Plan is qualified and tax exempt.

The Plan had no uncertain tax positions at December 31, 2024 or 2023. Therefore, no provision or liability for income taxes has been recorded in the financial statements.

9.Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

10.Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through June 23, 2025, the date on which the financial statements were available to be issued. Management has determined that no significant events occurred after December 31, 2024, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULE
HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN
EIN: 72-0214660 PN: 002
Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)
At December 31, 2024

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	The American Funds	American Funds EuroPacific Growth R6 Fund	**	$1,492,788
	The American Funds	American Funds American Balanced R6 Fund	**	3,289,659
	American Funds Service Company	American Funds Target Date Retirement 2010 R6 Fund	**	641,446
	American Funds Service Company	American Funds Target Date Retirement 2015 R6 Fund	**	11
	American Funds Service Company	American Funds Target Date Retirement 2020 R6 Fund	**	862,733
	American Funds Service Company	American Funds Target Date Retirement 2025 R6 Fund	**	1,114,727
	American Funds Service Company	American Funds Target Date Retirement 2030 R6 Fund	**	3,021,167
	American Funds Service Company	American Funds Target Date Retirement 2035 R6 Fund	**	2,890,860
	American Funds Service Company	American Funds Target Date Retirement 2040 R6 Fund	**	2,985,103
	American Funds Service Company	American Funds Target Date Retirement 2045 R6 Fund	**	3,392,685
	American Funds Service Company	American Funds Target Date Retirement 2050 R6 Fund	**	1,513,532
	American Funds Service Company	American Funds Target Date Retirement 2055 R6 Fund	**	997,690
	American Funds Service Company	American Funds Target Date Retirement 2060 R6 Fund	**	737,852
	American Funds Service Company	American Funds Target Date Retirement 2065 R6 Fund	**	243,089
	American Funds Service Company	American Funds Target Date Retirement 2070 R6 Fund	**	1,614
	Fidelity Management & Research	Fidelity 500 Index Fund	**	3,680,014
	Eaton Vance	Eaton Vance Atlanta Capital SMID Cap R6 Fund	**	530,121
*	Home Bancorp, Inc.	Home Bancorp, Inc. Stock	**	9,414,423
	Janus International Holding, LLC	Janus Henderson Triton N Fund	**	1,049,716
	Macquarie	Macquarie Small Cap Value R6 Fund	**	781,671
	PIMCO Funds	PIMCO StockPLUS International I Fund	**	309,645
	PIMCO Funds	PIMCO Total Return Instl Fund	**	1,134,883
*	Principal Life Insurance Company	Principal Fixed Income Guaranteed Option	**	2,899,141
*	Principal Life Insurance Company	Principal Equity Income Separate Account	**	2,279,115
*	Principal Life Insurance Company	Principal Mid Cap S&P 400 Index Separate Account	**	1,907,613
*	Principal Life Insurance Company	Principal Small Cap S&P 600 Index Separate Account	**	592,433
*	Principal Life Insurance Company	Principal Large Cap Growth I Separate Account	**	6,176,621
	Vanguard Funds	Vanguard Intl Value Fund	**	103,571
	Victory Funds	Victory Sycamore Established Value R6 Fund	**	591,636
				54,635,559
*	Participant’s loan accounts	7% interest with various maturities		1,182,710
	Total investments			$55,818,269

*Indicates party-in-interest to the Plan.
**Cost information has not been included above because all included investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANK, N. A. PROFIT SHARING AND 401(k) PLAN

Date: June 23, 2025	By:	/s/ John W. Bordelon
John W. Bordelon
Chairman of the Board of Home Bancorp Inc., President and Chief Executive Officer of Home Bank, N. A., the Plan Administrator